HYLSAMEX

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, NW
Mail Stop 3-9
Washington, D.C. 20549
USA
Fax: (202) 942-9624

02042491

SUPPL

02 JUL 11 AM 12:01

July 9, 2002

Re: Hylsamex S.A. de C.V., 12g3-2(b) Number 82-4252

Gentlemen:

Pursuant to Rule 12g3-2(b)(l)(iii) under the Securities Exchange Act of 1934, I am submitting herewith, on behalf of Hylsamex S.A. de C.V. (82-4252) the following document filed today to the Bolsa Mexicana de Valores ("BMV") and the Comisión Nacional Bancaria y de Valores:

1) Press Release dated July 9, 2002

Very truly yours

Margarita Gutiérrez
Investor Relations
Hylsamex S.A. de C.V.

dlw 7/12

HYLSAMEX

Press Release

Hylsamex announces preliminary results for the second quarter of 2002

Monterrey, N.L., July 9, 2002 — Hylsamex announces that preliminary results for the quarter ended on June 30, 2002 show an improvement in its operating performance. Total sales volume grew 13% from the first quarter of 2002, to 703 thousand tons. In addition, sales revenue amounted to US$345 million and revenue per ton amounted to US$491, increases of 19% and 5%, respectively, from the previous quarter.

Cost of goods sold, on a per ton basis, remained stable when compared to the previous quarter, at a level of US$423/ton.

Cash flow generation, measured as EBITDA, totaled US$52 million in the quarter, representing a 73% increase from the previous quarter.

Hylsa, S.A. de C.V. — Hylsamex's largest subsidiary— increased its sales volume by 10% when compared to the previous quarter. Sales revenue, in dollar terms, grew 15%, while EBITDA in 2Q02 amounted to US$31 million or 64% above the EBITDA recorded in the previous quarter.

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